SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

CHINA EDUCATION TECHNOLOGY, INC.

 (Name of Issuer)

Common Stock, $.0001 par value

Preferred Stock $.0001

(Title of Class of Securities)

29409 T 201

(CUSIP Number)

123 WEST NYE LN STE 129

CARSON CITY

NV 89706

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Greentree Financial Group, Inc.

7951 S.W. 6th Street, Suite 216

Plantation, Florida 33324

(954) 424-2345 Office

(954) 424-2230 Fax

February 10, 2012

(Date of Event Which Requires Filing of This Statement)

(1)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.࿇

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GUOQIANG ZHAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS Foreclosure on stock held as collateral on a promissory note issued by the Registrant.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples’ Republic of China
	7	SOLE VOTING POWER 2,500,000 common stock and 778,000 preferred stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,500,000 common stock and 778,000 preferred stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000 common stock and 778,000 preferred stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.92%**
14	TYPE OF REPORTING PERSON IN

** Based on approximately 70,267,798 fully diluted shares outstanding on February 10, 2012 computed from the issuer’s recent 10-K filings.

(2)

Item 1. Security and Issuer.

This Statement relates to shares of common stock, $.0001 par value (the "Common Stock"), of China Education Technology, Inc., a Nevada Corporation (the "Issuer” or "Registrant") whose principal executive offices are located at 123 West Nye Ln Ste 129, Carson City, NV 89706. At present, there are 26,767,798 issued and outstanding shares of the Issuer’s Common Stock and 870,000 issued and outstanding shares of the Issuer’s Preferred Stock.

Item 2. Identity and Background.

a.	The name of the reporting person is Guoqiang Zhan (“Mr. Zhan”).
b.	The residence address of Mr. Zhan is T01, Tower 12, Peng Lai Road, Dong Yuan, Shun De Bi Gui Yuan, Fo Shan City, P. R. China.

c.	Mr. Zhan currently is the President, Secretary, Treasurer and Principle Financial Officer of the Issuer. The Issuer was engaged in the business of buying and selling education technology equipment. We were not successful in developing this business model. We currently seek potential business opportunities and effect a business combination with a target business with significant growth potential which, in the opinion of our management, could provide a profit to both the Company and our shareholders. Our principal address is 123 West Nye Ln Ste 129, Carson City, NV 89706

d.	During the past five years, Mr. Zhan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	During the past five years, Mr. Zhan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Mr. Zhan is a citizen of the Peoples’ Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

On March 4, 2008, Mr. Zhan entered accepted a secured note with pledged interests constituting control of the Issuer in exchange for the sale of his position in the company. Pursuant to the terms and conditions of the secured note, Mr. Zhan was to be paid an amount of Two Hundred Sixty Thousand and 00/100 Dollars ($260,000.00) dollars against pledged interests in the amount of 444,000 shares of Preferred Stock. Upon default, Mr. Zhan foreclosed on the preferred stock position.

Item 4. Purpose of Transaction.

The purpose of the transaction is to allow Mr. Zhan to acquire a majority control equity position in the Issuer.  Mr. Zhan has no plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5. Interest in Securities of the Issuer.

a.	At present, the Issuer has issued and outstanding 26,767,798 shares of Common Stock, of which Mr. Zhan is presently the beneficial owner of 2,500,000 shares and 870,000 shares of Preferred Stock, of which Mr. Zhan is the beneficial owner of 778,000 shares. Mr. Zhan is not part of a group within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended.

b.    The following table indicates the number of shares to which Mr.Zhan has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding

Guoqiang Zhan	Common 2,500,000 Preferred 778,000	58.92%

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding

Guoqiang Zhan	0	0%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding

Guoqiang Zhan	Common 2,500,000 Preferred 778,000	58.92%

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding

Guoqiang Zhan	0	0%

c.	Not applicable.

d.	None.

e.	Not applicable.

Item	6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            None.

Item 7. Material to be Filed as Exhibits.

             None.

(3)

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2012

By: /s/ Guoqiang Zhan

      Guoqiang Zhan